

Mailstop 3561

September 5, 2017

Antonio Bonchristiano
Chief Executive Officer and
Chief Financial Officer
GP Investments Acquisition Corp.
150 E. 52nd Street, Suite 5003
New York, New York 10022

> **Re:** **GP Investments Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 30, 2017**
> **File No. 333-219101**

Dear Mr. Bonchristiano:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2017 letter.

Description of Discussions with Citigroup, page 129

1.   We note your response to comment 2 and reissue the comment. We note that in connection with the proposed business combination transaction Citigroup rendered a comparative benchmark analysis, including a review of key operating metrics and valuation multiples of Rimini Street against selected companies; Citigroup discussed the effect on GPIA after the combination, including, among other things, a post-combination pro forma enterprise value, competitive advantages over competitors, and Rimini Street's projected future growth; and a discussion of implied price per share of the combined companies compared to $10 per share. We further note that this information was presented to your board of directors and that a summary of this information appears in your prospectus. Please tell us why you do not believe that this information constitutes a

"report." Alternatively, please file Citigroup's consent as an exhibit to this registration statement.

You may contact Yong Kim, Staff Accountant, at (202)551-3323 or Lisa Sellars, Staff Accountant, at (202)551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo P. Castelli, Attorney Advisor, at (202)551-6521 or me at (202)551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Andrew Fleiss, GP Investments Acquisition Corp.
       Paul Schnell, Skadden, Arps, Slate, Meagher & Flom LLP
       Timothy Fesenmyer, Skadden, Arps, Slate, Meagher & Flom LLP